EXHIBIT 2.2

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Plan”) is made as of July 21, 2011 by and between JJ&R Ventures, Inc., a Nevada corporation (the “Corporation”), and Blue Calypso, Inc., a Nevada corporation (the “Merger Sub”) (the Corporation and the Merger Sub each, a “Party” and collectively, the “Parties”).

BACKGROUND

A.

The Corporation holds all of the issued and outstanding shares of capital stock of the Merger Sub. The Parties desire to enter into a transaction pursuant to which the Merger Sub shall merge with and into the Corporation (the “Merger”) and the Corporation shall be the surviving entity of the Merger.

B.

The Parties wish to conduct the Merger pursuant to and in accordance with the terms and conditions set forth in this Plan of Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, and intending to be legally bound hereby, the Parties hereto agree as follows:

1.

Merger of the Merger Sub with and into the Corporation.  On and as of the Effective Date (as defined below), the Merger Sub shall be merged with and into the Corporation pursuant to the provisions of Section 92.180 of the Nevada Revised Statutes, with the Corporation to be the surviving entity (the “Surviving Corporation”). The name of the Surviving Corporation shall, upon and after the Effective Date, “Blue Calypso, Inc.”

2.

Terms and Conditions of the Merger.  The terms and conditions of the Merger shall be, as follows:

(a)

The Surviving Corporation shall be governed by the laws of the State of Nevada. The address of the registered office of the Surviving Corporation in the State of Nevada shall be: American Corporate Enterprises, Inc., and the Surviving Corporation’s registered agent at such address shall be: 123 West Nye Lane, Suite 129.

(b)

The Articles of Incorporation and Bylaws of the Corporation in effect on the Effective Date of the Merger shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, copies of which are attached to this Plan of Merger as Exhibit A, provided, however, that the Articles of Merger filed with the Secretary of State of the State of Nevada shall provide that the Articles of Incorporation shall be amended to change the name of the Corporation to Blue Calypso, Inc.

(c)

The directors and officers of the Corporation in office on and as of the Effective Date shall become the directors and officers of the Surviving Corporation, to serve in such capacities until the next annual meeting of stockholders or until their successors have been duly elected and qualified.

(d)

Upon the Effective Date, every share of common stock of the Merger Sub shall be retired and the certificates shall be deemed cancelled..

(e)

This Plan of Merger has been adopted and approved by an Action of the Board of Directors of the Merger Sub, dated as of the Effective Date, and an Action of the Board of Directors of the Corporation, dated as of the Effective Date.

(f)

Pursuant to NRS 92A.180, the Corporation, the sole shareholder of the Merger Sub, waives the requirement that a copy of the plan of merger be mailed at least 30 days before filing the articles of merger.

3.

Effective Date.  The Effective Date of the Merger shall be the date on which the articles of merger are filed with the Secretary of State of the State of Nevada.

4.

Amendment. This Agreement may, to the extent permitted by law, be amended, supplemented or interpreted at any time by action taken by the Board of Directors of each of the parties.

IN WITNESS WHEREOF, the Parties have caused this Plan of Merger to be executed as of the day and year first written above.

JJ&R VENTURES, INC.

BLUE CALYPSO, INC.

By: /s/ Deborah Flores

By: /s/ Deborah Flores

Name: Deborah Flores

Name: Deborah Flores

Title: President

Title: President

Exhibit A

Articles of Incorporation and Bylaws

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